Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On December 2, 2011, Constellation Energy distributed the following communication to its employees and posted it on an internal company website dedicated to the proposed merger with Exelon.

Exelon Constellation

Energy

12/2/2011

INTEGRATION

INFORMATION

A Note from Ron and Steve – Staffing and Selection Overview

Dear Colleagues,

After several months of hard work, our senior leadership and Human Resources teams have finalized the process and approximate timeline the company will follow to design and staff the new organization. We wanted to share with you what we know today, and provide answers to some of the questions we have been receiving.

As you will recall, on Sept. 9 Chris Crane announced several senior leaders who will report directly to him once the merger of our companies closes. The rest of our organizational staffing and selection process in those parts of the company, where it applies, will proceed from the top down, by level, allowing executives and managers to have input on their organizations as the implementation process continues. Here are some specific points to know about staffing and selection, based on an expected merger close early in 2012:

We expect to name the individuals who will report to the leaders named on Sept. 9 by around the first of the year, and that the entire executive group (positions that equate to vice president-and-above roles in the Exelon structure) will have been named soon after the merger closes. Staffing and selection for positions at the director and manager levels (again, using Exelon’s levels as the basis) will begin immediately after vice presidents are identified and confirmed, and should be completed within a month of closing.

From that point, vice presidents and – depending upon the group – directors and managers will make hiring decisions for the rest of their organizations. It may take the balance of the first quarter and perhaps into April until the entire organization is fully staffed, with all related transitions complete or underway.

There is one exception to this timeframe. For logistical reasons related to combining the commercial businesses in Baltimore, we will accelerate the staffing process for the Exelon Power Team and Constellation commercial businesses; vice presidents and above (per Exelon’s structure) in these businesses, will be named in December. This accelerated process will include the Risk groups, but will not include other groups that support Power Team and the Constellation commercial business. Ken Cornew, who will become executive vice president and chief commercial officer, Exelon, and president and CEO of Constellation when the merger closes, will be sharing details about the accelerated staffing and selection process, as well as temporary work locations, in separate communications to employees in those businesses beginning today.

There are a few other items we would like for each of you to keep in mind about the staffing and selection process.

First, the staffing and selection process excludes most of the positions at ComEd, PECO and BGE and Exelon Nuclear (groups that will be affirmed as they are currently designed), and includes BSC/corporate services (and those embedded in the operating companies), Exelon Power and Constellation Power Generation and, as mentioned above, the Power Team and commercial businesses. CENG continues to be excluded from the process.

Second, at each level in some – but not all – of the organizations that are in-scope for staffing and selection, there will be a targeted self-identification process to allow employees who prefer to exit the organization to let Human Resources know – in a confidential manner – that it is their preference to leave and accept severance. While the self-identification process will not guarantee a voluntary severance, it will free up more positions for those who would like to remain with the new company. You will receive more information about how targeted self-identification works, and if it is being offered in your area, as the selection process begins for your level.

Third, there are some groups that will not be able to achieve their desired organization design immediately because of the need for the combined company to maintain duplicate systems. So, while the bulk of staffing and selection decisions may be finalized by April, some departments will operate under an interim structure. Final staffing decisions for those groups will take place when the timeframe for managing duplicate systems has concluded.

Fourth, we wanted to remind you of our position on job losses that will occur as a result of the companies coming together. We have communicated that in BGE there will not be any involuntary job reductions related to the merger integration process for the first two years after the merger closes, and this remains the case. As with any merger, part of the rationale is to reduce costs, and there will be some reductions in redundant/overlapping functions across the organization. Necessary reductions will occur during the first year to 18 months following the close of the merger. We expect that positions could be eliminated on this basis across the entire corporation, but not all in any one location or company.

We implemented a managed hiring approach in June in Exelon and Constellation that curtailed hiring and will allow more positions to be available for the staffing and selection process. Additionally, eliminating vacant positions as well as normal attrition and retirements also will mitigate the impact on employees. As it relates to Baltimore specifically, the commercial businesses headquartered in Baltimore are viewed as the growth engine of the combined Exelon-Constellation, and we fully expect the jobs impact to be increasingly positive over the long term.

Finally, we wanted to express our deepest appreciation to each of you for your patience and hard work throughout this process. Whether you are engaged directly in merger integration work, have remained focused on your business-as-usual work or, in many cases, both, we know that uncertainty around staffing can be stressful. As we said in our newsletter message on Nov. 10, we are working hard to get staffing and selection right, and that does take some time.

Please don’t hesitate to submit questions to the Integration Office mailbox; we’ll get them answered just as soon as we can either personally or through general employee communications.

Best regards,

Ron DeGregorio

Chief Integration Officer,

Exelon

Steve Woerner

Chief Integration Officer,

Constellation Energy

INTEGRATION INFORMATION

12/2/2011

Expected Milestones

Aug 3 Approved by Texas PUC

Q4: Shareholders meetings

Oct 31 to Nov 21: Maryland PSC hearings, each business day

Dec 5

Dec 1 Jan 5:Maryland PSC decision deadline- Maryland PSC public comment hearings

Oct 31 to Nov 21: Maryland PSC hearings, each business day

August September October November December January 2012

FERC Timeline

Originally Exelon and Constellation expected that the Federal Energy Regulatory Commission (FERC) would issue a decision on our proposed merger on November 16, 2011, within the original 180-day period provided for FERC review. Exelon and Constellation reached a settlement with the PJM Market Monitor, which was filed with FERC on October 11, 2011. In an order issued on October 19, 2011, FERC indicated that it considers the settlement filing as an amendment to the companies’ application, which FERC interprets to provide up to 180 additional days to take action.

The companies have requested that FERC complete its review and issue a decision prior to the January 5, 2012, deadline for the Maryland Public Service Commission’s decision on the merger. This would be almost three months after the filing of the settlement and should provide FERC with sufficient time to evaluate the amendments and make a decision. Both companies are confident we have fully satisfied FERC’s market power standards.

We believe FERC will make a decision in a timely manner and that this extension will not delay the closing of the merger – or the benefits that will result for BGE customers, the City of Baltimore and the State of Maryland.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Maryland Public Hearings Underway

Public hearings began this week with the Maryland Public Service Commission, the organization tasked with ensuring the proposed merger is in the public interest and will benefit BGE customers. Several community groups supporting the Exelon-Constellation merger attended. Supporters included the Baltimore Building and Construction Trade Council, the Walter and Betty Ward Family Center of the Y of Central Maryland, the American Red Cross of Central Maryland and the Greater Baltimore Committee. The next public hearing is scheduled for Dec. 5 in Annapolis.

Feedback

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and comments to:

Exelon employees:

IntegrationOffice@exeloncorp.com

Constellation employees:

IntegrationOffice@constellation.com

INTEGRATION INFORMATION

12/2/2011

Cautionary Statements Regarding Forward-Looking Information Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202

© Exelon Corporation, 2011

© Constellation Energy Group, 2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c)

ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.